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The video starts out by showing footage of a game featuring the Houston Dynamos, the Major League Soccer team based in Houston. Brian Ching, a former MLS player for the Houston Dynamos and the manager of Pitch 25, introduces his vision for Pitch 25. Having spent much of his career with Houston Dynamos, Brian describes a new concept right next to the BBVA Compass Stadium in Eado. Brian believes Eado, the fastest growing area in Houston, will be the next nightlife destination and a perfect fit for Pitch 25.

The floorplan of Pitch 25 is shown. Pitch 25 comes from the British term for "soccer field" and 25, Brian's number during his time with the Dynamos. Pitch 25 is located in a 25,000 square foot warehouse that preserves the feel of a warehouse with plenty of natural light. The center bar separates the outside space, perfect for live music and bar games, and the indoor space, including a soccer field for soccer games and leagues on slow nights. This concept is new to Houston, and it will be an ideal place to watch all sorts of soccer games and follow other Houston sports teams as well.

Fans have been a part of Brian's success, and therefore, he wishes to share the opportunity with the fans.